1997 ANNUAL REVIEW

INVESTORS HERITAGE
LIFE INSURANCE COMPANY
KENTUCKY INVESTORS, INC.






TABLE OF CONTENTS

Mission and Strategy Statement               2
Letter to our Shareholders                   3
Management's Discussion and Analysis         9
In Memoriam                                  21
Board of Directors                           22
Corporate Officers                           23

Kentucky Investors, Inc.

     Consolidated Financial Statements       24
     Selected Financial Data                 28
     Report of Independent Auditors          28

Investors Heritage Life Insurance Company

     Selected Financial Data                 29
     Report of Independent Auditors          29
     Consolidated Financial Statements       30

Notes to Consolidated Financial Statement    34
Stock Prices and Annual Meeting              48

Photos by Lucy Johnson

OUR MISSION

The mission of Investors Heritage Life Insurance Company is to provide quality life insurance products and services, and maintain financial strength for the benefit of our insureds, stockholders, agents and employees.

Investors Heritage Life Insurance Company is committed to achieving long term financial objectives by implementing strategies to increase the volume and quality of insurance in force. We will improve the quality of the delivery system with programs to enhance the skills and timely response of marketing and support service functions.


OUR STRATEGY

The strategic plan focuses on timely product development, technology, education, communication, human resources practices, and market concentration as key elements to the attainment of financial objectives.

The overall strategy is to provide competitive products and superior quality services while improving productivity and job enrichment.


LETTER TO OUR
SHAREHOLDERS

Thanks to a great sales organization and Home office staff, Kentucky Investors, Inc. ("Kentucky Investors") and Investors Heritage Life Insurance Company ("Investors Heritage") (collectively the "Companies") experienced another outstanding year With increased sales, profits and asset growth.

Net income for Kentucky Investors was $1,522,552 _ an increase of 33% over 1996 and Earnings Per Share increased 30% to $1.84 per share. Investors Heritage had net income of $2,126,575 for an increase of 33% over 1996. Earnings Per Share for Investors Heritage were up 33% to $2.36 per share.

In an effort to increase statutory surplus while continuing to provide a return to our stockholders, the Board of Directors declared the same dividend as the past few years. Kentucky Investors was $.38 per share and Investors Heritage was $.76 per share.

The Statutory Surplus and the Asset Valuation Reserve ("AVR") of Investors Heritage for the year increased $1,017,374 in spite of the planned write-down of the statutory value of the home office real estate to depreciated cost and the increase in statutory reserves for a block of burial association policies. But for these items, Statutory Surplus and AVR would have increased $1,844,808.

At year end assets of each company totaled over a quarter of a billion dollars. Kentucky Investors assets totaled $256,872,362 for an increase of $31,874,925 or 14% above year-end 1996. Investors Heritage assets grew $31,514,684 or 14% over year-end 1996 to $258,654,312.

Total Stockholders Equity of Kentucky Investors grew 16% to $28,086,820 and for Investors Heritage Stockholders Equity increased $5,031,652 or 13% to $42,703,680.

Record insurance sales were accomplished once again in 1997, with a 21% increase over 1996 production. Our Preneed and Final Expense sales experienced strong growth as we continue to strengthen our position in the fast growing funeral home market. Production of Preneed Single Premium Life and Annuity products increased 25%. We are contracted with over 500 funeral homes in twelve states and expect to strengthen our position in these states this year while adding three new states to our Preneed production during 1998. Even though we have been very successful in the Preneed and Final Expense market, we are always trying to find ways to offer better products. Just as we improved our products a few years ago, we will be introducing a new generation of Preneed products this year. Our sales management team is very excited about the new Preneed and Final Expense policies, the Legacy 2000 Series, to be introduced by the end of the second quarter of 1998. It is anticipated that the Legacy 2000 Series will improve our position with all existing accounts and help us develop new accounts in our targeted states.

Credit Life production through Investors Heritage Financial Services Group, Inc. ("Financial Services Group"), a wholly owned subsidiary of Kentucky Investors, was once again very strong. This is attributable to both our continued dedication to this market and the robust economy. Marketing revenues for Financial Services Group were $370,040 for 1997, compared to $281,266 for 1996.

Additionally, sales of Mortgage Redemption products through financial institutions increased 68% over 1996. We believe sales potential in this area is strong, and we will continue to give this market special attention. In addition, we are working on product approvals which will allow us to expand the Credit and Mortgage Redemption products into other states.

Traditional Ordinary Life sales were steady during the year and we began two activities in the second and third quarters of 1997 that we believe will become significant production segments in the future. Market research performed during the past two years indicates that one area of growth for Ordinary Life sales is the sale of Life Insurance to funeral home owners for estate planning purposes. During the second quarter of 1997 we commenced an insurance sales program for funeral directors in need of estate planning. We are very pleased with the results, and the response certainly indicates a need for this program. We anticipate growth in this area during 1998.

Although we have had a very good payroll deduction administration system for a number of years, we have never concentrated on payroll deduction sales. During the third quarter of 1997, a payroll deduction marketing organization joined us and has shown strong results. We hope to expand this payroll deduction sales program in an orderly fashion over the next few years.

After two years of increased sales and profits, Investors Heritage Printing, Inc., a wholly owned subsidiary of Kentucky Investors, experienced a small decrease in sales and profits as a result of a decrease both in printing orders from Investors Heritage and outside job orders. For the third consecutive year Investors Heritage Printing paid a dividend to Kentucky Investors, Inc.
The 1997 dividend was $41,000 which was 11% less than the previous year.

Service to stockholders, policyholders and agents is extremely important. Investors Heritage has always taken pride in the service we provide and the manner in which we work with our clients. Through the years we have been keenly aware of the advantages of technology and have developed an outstanding technical support system for accounting, financial reporting, marketing and policy and agent information.

Our Information Systems Department was extremely busy during 1997. Two of the major projects were the development of a new Ordinary Life insurance claims processing system and the addition of an imaging system to our new business and underwriting department. Both of these new systems and other projects will enhance the efficiency of our workforce and decrease unit cost.

Market conduct compliance is an important area in the insurance industry and we continue to work toward full implementation of an enhanced compliance program.

We are developing a program that will meet our specific needs, and we anticipate completion of a compliance manual and the implementation of internal compliance audit procedures during 1998.

In the 1995 Annual Review we reported to you that the companies had addressed the Year 2000 issue facing all users of Information Services. Once again, I want to assure stockholders and other readers of this report that Investors Heritage and Kentucky Investors are Year 2000 compliant. This is another testimony to the alertness and forward thinking of our Information Services staff.

As in years past, asset quality is a very strong point for Investors Heritage and Kentucky Investors. At year-end 100% of fixed income assets were rated investment grade and only one small residential mortgage loan was more than ninety days past due.

As I have for the past nine years, I refer you to the Analysis of Asset Adequacy performed each year, even though we are required to only do so every three years. Each year Investors Heritage's Asset Adequacy Model has become more sophisticated and useful. The Analysis shows very favorable results that are explained in more detail beginning on Page 19 in Management's Discussion and Analysis. Additionally, pie charts showing the distribution of invested assets are on Page 8.

During 1997, several key associates of Investors Heritage and Kentucky Investors, Inc. died. We enjoyed our friendship with these fine people; I appreciate their contributions to the success of the Companies and all their friends and Investors Heritage and Kentucky Investors will miss them.

A Memoriam to Warner Hines, a former board member of Kentucky Investors, Inc., is on Page 21, and a Memoriam to Mabel Alfrey, Frank Linville, Eugene McKee, Curtis Pope, Warren Million, and Norris Wright is on Page 21.

With the strong competition and the unique insurance markets on which we concentrate, funeral directors and bankers often ask us, "How do you compete with the big boys?", or, "Why should I do business with Investors Heritage?" Good questions! Our response is, "First, look at our products and check our track record on these products, and you will find that they stack up very favorably." Then, we stress our dedication to service to insureds and agents, and that can be confirmed by contacting people who represent Investors Heritage.

However, the distinguishing factor that is most difficult to express is the underlying attitude, philosophy, or personality_call it what you will_of the individuals who make Investors Heritage a company that people stay with after they join us.

The Spirit of Investors Heritage may best be expressed through one of the hobbies of our founder, Harry Lee Waterfield. Besides being a politician, newspaperman, business executive and family man, Mr. Waterfield was also a farmer. After he left his farm in West Kentucky, his love of the land was expressed in his gardens, both at home and at the Home Office. Mr. Waterfield believed that honesty, loyalty, and friendship were the key ingredients in an individual's personal and business life. If the first two existed, nurturing friendships would enable business relationships to flourish like beautiful flowers. If the spirit of Investors Heritage and Kentucky Investors can be expressed, it is in the sheer joy brought by developing business relationships that become friendships. Those relationships, like flowers, can be nurtured into a thing of long lasting beauty.

Our goal for 1998 and beyond will be to continue to build strong lasting friendships, deserving of our honest effort to provide outstanding products and service to our clients, stockholders, and friends.

On behalf of the Boards of Directors, sales organizations, and home office staff, thank you for your continued friendship and support.

/s/
Harry Lee Waterfield II

OPTION ADJUSTED VALUE VS TERM STRUCTURE SHIFT GRAPH

A graph appears on this page which shows the results of the Asset Adequacy Analysis performed by Investors Heritage Life Insurance Company. The graph demonstrates the option adjusted prices of assets, liabilities, and surplus at various shifts in the interest rate environment.

DISTRIBUTION OF INVESTED ASSETS GRAPH

A pie chart appears on this page showing the Distribution of Invested Assets for all of the assets of Investors Heritage Life Insurance Company. The chart shows the following breakdown: Fixed Maturities: 86.0%; Contractual Obligations of Affiliates: 0.2%; Investments in Affiliates: 1.0%; Equity Securities 1.6%; Short Term Investments: 0.6%; Policy Loans: 3.5%; Other Long Term Investments: 0.2%; Mortgage Loans-R.E.: 6.9%.

MANAGEMENT'S
DISCUSSION AND ANALYSIS

SIGNIFICANT GROWTH

Investors Heritage Life Insurance Company ("Investors Heritage") has been expanding its market share in the preneed funeral market for the last several years. As a result, our marketing territory has grown as well as our financial strength. Investors Heritage Financial Services Group, Inc. ("Financial Services Group") a wholly owned subsidiary of Kentucky Investors, Inc. ("Kentucky Investors") continues to be successful operating under the marketing agreements with Investors Heritage and other unaffiliated insurers. This has enabled Financial Services Group and Investors Heritage to continue utilizing their expertise in the marketing and administration of credit life and credit accident & health insurance (respectively "Credit Life" and "Credit A&H", and collectively "Credit Insurance"). Further, through Financial Services Group, Investors Heritage is able to offer products such as mortgage protection and ordinary life insurance through financial institutions.

FINANCIAL STRENGTH

The quality of our investment portfolio and the current level of shareholders' equity of Kentucky Investors and Investors Heritage continues to provide a sound financial base as we strive to expand our marketing system to offer competitive, quality products. As of December 31, 1997, 100% of the fixed income portfolio of Investors Heritage was rated investment grade by Standard & Poor's. None of our fixed income assets were in default and only one small ($31,800) residential mortgage loan was non-performing (more than 90 days past due).

REVENUES

Overall revenues were $52,497,000, $47,780,000 and $44,076,000 in 1997, 1996 and 1995, respectively for Investors Heritage. The increases were due primarily to our growth as a provider of quality preneed products, growth in invested assets due to increased sales and our market expansion of both ordinary life
and credit insurance products with financial institutions.   A discussion of
the changes follows. See "Life and Annuity" and "Credit Insurance" below. Additionally, Investors Heritage has experienced steady growth in Net Investment Income which increased 12% or $1,429,000 in 1997 from 1996. The 1996 increase over 1995 was 8% or $839,000.

Life and Annuity

Revenues for the Life and Annuity business segment were 9% or $4,331,000 higher in 1997 than 1996. The 1996 increase over 1995 was 10% or $4,415,000.

Ordinary life sales exceeded production goals set for 1997. Ordinary life production increased approximately 21% in 1997 over 1996, due to marketing expansion in single premium preneed and mortgage protection products. New life and annuity premiums and deposits collected during 1997, 1996 and 1995 were $25,177,000, $20,925,000 and $16,164,000, respectively. During 1997, Investors
Heritage continued to expand its preneed funeral and final expense marketing operation in eleven states, including Kentucky, North Carolina, Tennessee, Indiana, Illinois, Missouri, Georgia, Virginia, West Virginia, Florida and South Carolina. Several accounts were also added in Arkansas.

Premium production continues to be strong in North Carolina, $9,797,000 in 1997 compared to $8,163,000 in 1996. However, due to the successful expansion of our marketing operation noted above, preneed premiums from North Carolina agents accounted for 46% of the total preneed premiums collected in 1997 compared to 49% for 1996. Premium collections from Kentucky were 19% of total for 1997 and 20% for 1996. Other states showing significant gains were Georgia, Ohio and Virginia. Management plans to continue to develop the preneed funeral market as well as market other traditional life insurance products and anticipates increases in single premium production for 1998 over 1997 in the range of 10-12%.

Increase in Net Investment Income earned by life and annuity products also contributed to the overall increase in Revenues. Net investment income increased 16% in 1997 compared to 1996 and 12% in 1996 compared to 1995.

Revenues from annuity products increased $360,000 from 1996 to 1997 and increased $119,000 from 1995 to 1996. Annuity revenues were $2,270,000, $1,910,000 and $1,791,000 for 1997, 1996 and 1995 respectively. Annuity products are sold primarily in conjunction with Investors Heritage's marketing activities in the preneed funeral market.

During 1997 Investors Heritage began marketing certain preneed products on a group basis. Premium revenues from these products totaled $3,721,000. Group life revenues from all sources were $7,386,000, $3,925,000 and $4,034,000 for 1997, 1996 and 1995, respectively. Investors Heritage will continue to market certain preneed products on a group basis. This will continue to generate additional revenues for the group life segment.

Credit Insurance

As previously reported to our stockholders, Investors Heritage began to phase out of Credit Insurance as an underwriter in 1994; however, Financial Services Group and Investors Heritage wanted to continue to utilize their marketing and administrative capabilities and generate alternative revenues from marketing and retention fees and fees for administration and claims processing. Therefore, in December 1995, Financial Services Group assisted in procuring a reinsurance agreement between Investors Heritage and The Connecticut General Life Insurance Company ("Connecticut General") pursuant to which all underwriting related risks on Credit Insurance policies sold by Investors Heritage and subject to the reinsurance agreement were reinsured with Connecticut General.

In addition, Financial Services Group has obtained reinsurance relationships for Investors Heritage with two other companies, Life Investors Insurance Company of America and Bankers Life Insurance Company. Both of these agreements generate marketing and retention fees, but not administration fees. In addition to generating alternate sources of revenue which ultimately protect, improve and strengthen surplus, maintaining our presence in the Credit Insurance market further strengthened the favorable relationship with Kentucky financial institutions.

Revenues are $131,000, ($362,000) and ($802,000) for 1997, 1996 and 1995,
respectively. As anticipated, revenues from the Credit Insurance segment were negative in 1996 and 1995 because policies written in 1994 and 1993 which were cancelled prior to maturity required refunds of unearned premiums.

Accident and Health

Revenues for this segment have been $97,000, $597,000 and $1,126,000 for 1997, 1996 and 1995, respectively. Prior to 1997, most of the business produced by this segment related to assumed business. During 1996, Investors Heritage no longer assumed policies sold in connection with this reinsurance agreement. Accordingly, the segment's revenues have declined significantly. The related assumed group accident and health insurance in force at the end of 1997 should all expire during 1998 with no material effect on net income.

The remaining revenues from this segment relate to a closed block of business of individual health insurance which was sold directly by Investors Heritage.

Corporate

Revenues from the Corporate segment, measured primarily by stockholders' paid-in capital, contributed surplus, earned surplus and property and equipment was $1,086,000 in 1997, $693,000 in 1996 and $1,315,000 in 1995. During 1996 this segment experienced a $506,000 realized capital loss from the sale of approximately $21,000,000 of lower yielding fixed income investments. The proceeds from these sales were reinvested into higher yielding fixed income securities that increased our overall investment yield 20.5 basis points and will provide an annual pre-tax increase of $287,000 to investment income.

OPERATING RESULTS

Investors Heritage's Net Income for 1997 was up $525,000 or 33% from 1996 and for 1996 was up $685,000 or 75% from 1995. Kentucky Investors' Net Income for 1997 was up $376,000 from 1996 or 33% and for 1996 was up $592,000 or 107% from
1995.

Earnings per share were $2.36, $1.78 and $1.02 for 1997, 1996 and 1995, respectively for Investors Heritage. Earnings per share were $1.84, $1.41 and $0.71 during the same periods for Kentucky Investors.

Life and Annuity

Pre-Tax Income (Income from Operations Before Federal Income Tax) for the Life and Annuity business segment of Investors Heritage was $3,143,000, $2,295,000 and $1,143,000 for 1997, 1996 and 1995, respectively. The increase in Pre-Tax Income in 1997 when compared to 1996 is the result of actively managing its investment portfolio and policyholder benefits. A significant increase in production in 1997 compared to 1996 from sales in the preneed market has also improved investment income attributable to this segment. However, current market conditions, including competitive pricing for this segment and the low interest rate environment, have narrowed profits generated from current year sales. Another factor was discontinuing the issuance of legal reserve policies to members of dissolved mutual burial associations in North Carolina during 1996.

Credit Life and Credit Accident and Health

As noted above, during the third quarter of 1994 Investors Heritage began the process of phasing out of the Credit Life and Credit A&H market as a direct writer. Since that time this block of business has been decreasing at a significant rate due to the short duration (approximately a two-year average term) of the policies.  Pre-Tax Losses were $662,000, $604,000 and $826,000 for
1997,  1996 and 1995.   Higher claims experience in this segment during 1997
when compared to the previous year is the primary reason for a larger pre-tax loss.

Accident and Health

Pre-Tax Income (Loss) for the Group and Individual Accident and Health segment was ($77,000), $25,000 and $108,000 for 1997, 1996 and 1995, respectively.
The majority of this segment is from Involuntary Unemployment Insurance written primarily before 1996. Deferred Acquisition Expense of $240,000 was amortized on this group business during 1997 due to the policies maturing. The remainder of this segment is individual health insurance relating to a closed block of business written directly by Investors Heritage.

Corporate

Pre-Tax Income (Loss) for the Corporate segment was $299,000, ($160,000) and $460,000 for 1997, 1996 and 1995, respectively. A $506,000 realized capital loss from the sale of lower yielding fixed income securities during 1996 caused a significant decrease in the pre-tax income in this segment for Investors Heritage. A federal income tax refund of approximately $247,000 was received in 1997 after the realized loss was applied to prior years' capital gains.

The statutory capital and surplus of Investors Heritage increased $882,000 in 1997 following a decrease of $2,244,000 in 1996.

The decrease in 1996 was the result of Investors Heritage management's request, which was granted by the Kentucky Department of Insurance ("DOI"), to accelerate the write down of investments in affiliated common stock and notes of affiliates as of December 31, 1996. Pursuant to a 1995 agreement with DOI, Investors Heritage was scheduled to write down these investments over a seven year period. The accelerated write down was requested primarily for two reasons: 1) the capital adequacy ratio of Investors Heritage as determined by a nationally recognized insurance company rating service was significantly improved by the elimination of affiliated investments from the rating formula, and 2) the immediate write down of those assets to zero will eliminate the strain on capital and surplus in future years and allow Investors Heritage to generate positive capital and surplus growth from its ongoing operations.

For Generally Accepted Accounting Principals ("GAAP") reporting purposes the home office real estate is already carried at depreciated cost and the notes and common stock are carried at cost. As anticipated, these adjustments did not affect Investors Heritage's financial position or net income based on generally accepted accounting principles, or its statutory net income. For additional discussion on this issue, refer to Note H to the Consolidated Financial Statements.

INVESTMENTS, LIQUIDITY AND FUND RESTRICTIONS

The investment portfolio of Investors Heritage continues to provide financial stability. It is management's opinion that Kentucky Investors and Investors Heritage have adequate cash flows both on a long-term and short-term basis as evidenced by the Consolidated Statements of Cash Flows presented in this Annual Review. Investors Heritage's internal cash flows are derived from insurance premiums and investments. The cash flows of Kentucky Investors are derived from the dividends paid to it by Investors Heritage, Financial Services Group and Investors Heritage Printing, Inc. ("Heritage Printing"). Management anticipates these cash flows to experience steady growth due to improved profitability of Financial Services Group and Heritage Printing.

During 1997, Financial Services Group's second full year of operation, revenues were $371,000, up 32% or $89,000 compared to 1996, and dividends in the aggregate amount of $108,000 were paid to Kentucky Investors. In addition, revenues from Heritage Printing were $482,000 in 1997, down 7% compared to $517,000 in 1996, and Heritage Printing paid $41,000 in dividends to Kentucky Investors in 1997. Management of Heritage Printing will continue to work to improve revenues from unaffiliated sources as well as providing printing services for Investors Heritage. Revenues from these sources constitute less than 1% of Kentucky Investors' overall Revenues in 1997 and management is working on the continued growth and profitability of both Financial Services Group and Heritage Printing.

Management is not aware of any commitments or unusual events that could materially affect Kentucky Investors' or Investors Heritage's capital resources. Further, there is no long-term or short-term external debt. Other than the items disclosed in Note H to the Consolidated Financial Statements and the increased regulatory reporting requirements which generally increase administrative expenses, management is not aware of any current recommendations by any regulatory authority which if implemented would have any material effect on Investors Heritage's liquidity, capital resources or operations.

Management does not perceive a need for any external financing and there are no plans to acquire same. However, Kentucky Investors and Investors Heritage will continue to explore various opportunities including corporate acquisitions and purchasing blocks of business from other companies, which may dictate a need for either long-term or short-term debt. There are no restrictions as to use of funds except the restriction on Investors Heritage as to the payment of cash dividends to shareholders which is discussed in more detail in Note G to the Consolidated Financial Statements.

Since inception, Investors Heritage has maintained a sound, conservative investment strategy. Investors Heritage's fixed income portfolio of public bonds is managed by an independent portfolio manager, Charter Oak Capital Management, Inc. ("Charter Oak"). As of December 31, 1997, 86% of Investors Heritage's total invested assets are managed by Charter Oak pursuant to specific investment guidelines which have been approved by the Board of Directors. Since the inception of Investors Heritage's relationship with Charter Oak, the primary objectives have been to maintain the quality and integrity of the fixed income portfolio while improving the total return on investments. These goals have been accomplished by further diversifying the portfolio methodically over the last 9 years.

The fixed income portfolio is diversified among sectors. The market value and the Standard & Poor's average quality rating of this portfolio as of December 31, 1997 are $171.8 million and AA, respectively. The market value of this portfolio at year end 1996 was $147.6 million. At year end 1997 the fixed income portfolio was allocated as follows: 52.7% - corporate; 13.7% - government; 20.9% - mortgage-backed securities; 9.0% - foreign; 2.5% - asset backed securities; and 1.2% - states and political subdivisions. Within the corporate bond sector, the portfolio is also diversified with 37.1% of that sector invested in bank and finance, 44.9% in industrial and miscellaneous, and 18.0% in utilities. Pie charts showing the Distribution of Fixed Income Assets and Distribution of Corporate Bonds are located on page 17.

The fixed income portfolio also includes $36.0 million (carrying value) of mortgage-backed securities ("MBS") which represents 18% of total invested assets and 21% of the fixed income portfolio. Mortgage-backed securities add value to the portfolio and Charter Oak has provided the expertise to purchase MBS with the confidence that the credits have been properly analyzed and that the investment properly suits the asset and liability needs of Investors Heritage.

There have been concerns expressed by rating agencies, various regulators and other constituencies regarding investments in MBS by insurers and other financial institutions. Although these highly rated securities provide excellent credit quality, their liquidity and risk must be monitored. All of the collateral of the MBS owned by Investors Heritage are guaranteed by the Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") or Federal Home Loan Mortgage Corporation ("FHLMC").


The FNMA and FHLMC securities are structured either as publicly-traded collateralized mortgage obligations ("CMO") or pass-throughs. Unlike most corporate or real estate debt, the primary concern with a MBS is uncertainty of timing of cash flows due to prepayment assumptions rather than the possibility of loss of principal.

Investors Heritage's CMO holdings represent approximately 66% of the total MBS portfolio. When these securities are purchased at a discount or premium, the income yield will vary with changes in prepayment speeds due to the change in accretion of discount or amortization of premium, as well as the timing of the basic principal and interest cash flows. The overall impact of the CMOs' variability in yields on the portfolio is not significant in relation to the yield and cash flows of the total invested assets of Investors Heritage. More importantly, Investors Heritage has no exposure to the more volatile, high-risk CMOs, such as those structured to share in residual cash flows or to receive only interest payments. Except for one sequential pay CMO of approximately $980,000, the CMOs held by Investors Heritage are either planned amortization class ("PAC") bonds, including one planned amortization class-Z account ("PAC-Z"), or support class ("SUP") bonds, both of which are structured to provide more certain cash flows to the investor and therefore have reduced prepayment risk.

Pass-throughs comprise the remainder of MBS owned by Investors Heritage, representing approximately 34% of the total MBS portfolio. Pass-throughs are GNMA, FNMA or FHLMC guaranteed MBS which, simply stated, pass-through interest and principal payments to the investors in accordance with their respective ownership percentage.

Additionally, Investors Heritage also engages in commercial and residential mortgage lending with more than 94% of these investments being in commercial properties. All mortgage loans are originated in-house and all loans are secured by first mortgages on the real estate. Loan to value ratios of 80% or less and debt service coverage from existing cash flows of 115% are generally required. Investors Heritage minimizes credit risk in its mortgage loan portfolio through various methods, including stringently underwriting the loan request, maintaining small average loan balances, reviewing its larger mortgage loans on an annual basis and diversifying the portfolio by property type. The average loan balance is $259,147 and the average loan to value is 49.7%. The largest loan currently held by Investors Heritage is $821,628. Investors Heritage has $13.7 million invested in mortgage loans which represents 7% of total invested assets. The portfolio is diversified across various property types as follows: 16.7% - office; 37.9% - retail; 9.3% -industrial; 4.3% - 1 to 4 family; 18.8% - apartments; and 13.0% - other. A pie chart showing the Distribution of Mortgage Loans is located on Page 18.

Although approximately 68.5% of Investors Heritage's mortgage loans are located in the various geographic regions of Kentucky, Investors Heritage is familiar with its mortgage loan markets and is not aware of any negative factors or trends which would have a material impact on the local economies where Investors Heritage's mortgage loan properties are located. Investors Heritage has been successful in adding value to the total investment portfolio through its mortgage loan origination's due to the fact that yields realized from the mortgage loan portfolio are from 1.5 to 4.6 percent higher than yields realized from fixed income investments. Further, value has been added because the mortgage loan portfolio has consistently performed well. As of December 31, 1997, Investors Heritage had only one non-performing mortgage loan, which would include loans past due 90 days or more, loans in process of foreclosure, restructured loans and real estate acquired through foreclosure. The non-performing mortgage loan, which is more than 90 days past due, is a Residential Mortgage with an outstanding balance of $31,793. The property securing the loan has a fair market value of $75,000.

The strength of our liquidity is found in our conservative approach in the product development area and in the strength and stability of our fixed income portfolio and our mortgage loans. For 1997, Investors Heritage's fixed income investments were 100% investment grade as rated by Standard & Poor's, an increase from 99.3% for 1996. None of Investors Heritage's fixed income assets are in default. Liquidity is also managed by laddering maturities of our fixed income portfolio. The average duration of our fixed income investments is 5.7 years with approximately $5.0 million due within 12 months and approximately $31.4 million due within the following four years. Historically management has anticipated that all such investments will be held until maturity. However, one of the responsibilities of our independent portfolio manager is to constantly monitor the credit rating of our fixed income investments to determine if rating changes of any investment requires action by management.

DISTRIBUTION OF FIXED INCOME ASSETS GRAPH
AND DISTRIBUTION OF CORPORATE BONDS GRAPH

Two pie charts appear on this page showing the Distribution of Fixed Income Assets and the Distribution of Corporate Bonds. The Fixed Income Chart shows the following breakdown: corporate 52.7%; government: 13.7%; mortgage-backed securities: 20.9%; foreigns: 9.0%; asset-backed securities; 2.5%; tax exempt:
1.2%.  The Coporate Bond Chart shows the following breakdown: bank and finance:
37.1%; industrial and miscellaneous:  44.9%; utilities 18.0%.

DISTRIBUTION OF MORTGAGE LOANS GRAPH

A pie chart appears on this page showing the Distribution of Mortgage Loans. This chart shows the following breakdown: retail: 37.9%; apartments: 18.8%; office properties: 16.7%; Residential (1 to 4 family): 4.3%; industrial:
9.3%; other 13.0%.

In accordance with FAS 115, which was implemented effective January 1, 1994, debt securities held by Investors Heritage are required to be classified either as being available-for-sale and carried at fair value or as being held-to-maturity and carried at amortized cost. As explained in detail in Note A to the Consolidated Financial Statements, all of Investors Heritage's fixed income securities and all marketable equity securities are classified as available-for-sale and are carried at fair value.

A key element of profitability and risk management is the asset/liability management process. To test its financial strength and investment strategy, Investors Heritage has performed asset adequacy analyses (cash flow testing) for the last several years. Although regulatory requirements dictate this process be done every three years, Investors Heritage performs these analyses every year. This asset/liability management process is designed to monitor product and asset characteristics that affect future profitability and risk management strategies.

Dynamic models of both assets and liabilities were created to project financial results under several different interest rate scenarios. Items taken into account on the asset side include maturity and liquidity risks, asset diversification and quality considerations. On the liability side, interest crediting strategies and policyholder and agent behavior (lapses, loans, withdrawals and premium flow) are directly related to the interest rate environment being tested.

These tests demonstrate very favorable financial results for the assets and liabilities of Investors Heritage held as of December 31, 1997. As indicated by the price behavior curves shown in Page 7 of this Annual Review, there is always a substantial positive difference between the present value of our assets as compared to the present values of our liabilities. Our cash flow testing has proven our investment strategy to be sound. Positive surplus is projected at the end of ten years for each of the interest scenarios tested. Because it is a vital tool in monitoring our financial stability, management will continue to refine the cash flow testing process.

IMPACT OF YEAR 2000

The Year 2000 Issue is the result of computer programs being written using 2-digits rather than 4-digits to define the applicable year. Any computer program that has time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Investors Heritage recognized the Year 2000 Issue in 1988 and began working on a solution at that time. The Information Systems Department has worked diligently to make modifications to existing software so that the Year 2000 Issue will not pose significant operational problems for its computer systems. As of year end 1997, Investors Heritage was in full compliance with all Year 2000 Issue requirements and has determined that it has no exposure to contingencies related to the Year 2000 Issue for the products it has sold.
The cost to implement system changes related to the Year 2000 has been immaterial to the overall operations of Investors Heritage.

Additionally, management has initiated formal communications with all of its significant reinsurers, vendors, and financial institutions and the Company has been advised that all are either in full compliance or anticipate being in full compliance by year end 1998. However, there can be no guarantee that the systems of other companies on which Investors Heritage relies would not have an adverse effect on its systems.

FORWARD-LOOKING STATEMENTS

The Companies have made a number of forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations and those preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. Such forward-looking statements are based on the Companies' beliefs as to their competitive position in their industry and the factors affecting their business. Factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to, a change in population demographics, development of alternative products, a change in economic conditions, and changes in current federal income tax laws. In addition, there can be no assurance that (i) the Companies have correctly identified and assessed all of the factors affecting their business; (ii) the publicly available and other information on which the Companies have based their analysis is complete or correct; (iii) the Companies' analysis are correct; or (iv) the companies' strategy, which is based in part on these analysis, will be successful.

CONSOLIDATION

The accompanying consolidated financial statements of Kentucky Investors and Investors Heritage include the accounts of their respective majority-owned subsidiaries, after elimination of intercompany transactions. This discussion and analysis is intended for both Investors Heritage and Kentucky Investors because their respective financial statements are similar in presentation and identical in most cases.

IN MEMORIAM

PICTURES OF THE DECEASED INDIVIDUALS APPEAR ON THIS PAGE.

Warner Hines, an original investor in Kentucky Investors, Inc., died a few months after resigning from the Kentucky investors Board. He served with distinction on the Board for thirty-three years.

Mabel Alfrey, a retired school teacher, was an agent of Investors Heritage since June 22, 1964. In the sixties and seventies she was among our leading producers every year.

Frank Linville was an outstanding agent for Investors Heritage for eighteen years. he qualified for conventions on a regular basis.

Eugene McKee was one of our top agents and an annual award winner who worked in the eastern part of Kentucky as well as the southern tip of Ohio and part of West Virginia.

Curtis Pope was an excellent personal producer and district manager. He was also renowned for his barbecuing expertise and provided barbecue for many Investors Heritage "pig pickins" in Sampson County, North Carolina..

Warren Million had an outstanding forty-two year career in the insurance business and his last eight years as Assistant Vice President of Investors Heritage. One of the key contacts for our field personnel, he was appreciated for his friendliness and willingness to get things done for our agents and insureds.

Norris Wright was a funeral director and owner, along with his wife, of Stamey Funeral Home. Their funeral home is a leading producer of preneed and final expense for Investors Heritage.



BOARD OF DIRECTORS

Harry Lee Waterfield II
Chairman of the Board I K a b c d e f g h
Frankfort, Kentucky

Dr. Adron Doran I a b e
Lexington, Kentucky

H. Glenn Doran I K c d f g
Murray, Kentucky

Michael F. Dudgeon, Jr. I c
Columbia, South Carolina

Gordon C. Duke I K d g
Frankfort, Kentucky

Robert M. Hardy, Jr. I K a d f g h
Frankfort, Kentucky

Jerry F. Howell I K a b c d e h
Leesburg, Florida

Dr. Jerry F. Howell, Jr. I K c f
Morehead, Kentucky

David W. Reed K h
Gilbertsville, Kentucky

Helen Wagner I K b f
Owensboro, Kentucky


I Investors Heritage Life Insurance Company
K Kentucky Investors, Inc.
a Investors Heritage Life Executive Committee b Investors Heritage Life Nominating Committee c Investors Heritage Life Audit Committee d Investors Heritage Life Finance Committee e Investors Heritage Life Compensation Committee f Kentucky Investors Executive Committee g Kentucky Investors Finance Committee h Kentucky Investors Nominating Committee


CORPORATE OFFICERS

Harry Lee Waterfield II                Nancy W. Walton
Chairman, President and                Vice President, Underwriting I
Chief Executive Officer IKPF           First Vice President K

Jimmy R. McIver                        Clair S. Manson
Treasurer IKPF                         Vice President and Chief Actuary I

Wilma Yeary                            Jane Wise
Secretary IK                           Vice President, Policy Services I

Jane S. Jackson                        Margaret J. Kays
Assistant Secretary IK                 Vice President, Human Resources I
Secretary PF

Howard L. Graham                        Don R. Philpot
Vice President, Corporate Services IK   Vice President, Agency I

Raymond L. Carr                         N. Douglas Hippe
Vice President,                         Vice President, Accounting I
Administrative Operations and
Computer Services I

Robert M. Hardy, Jr.                    Rick Calvert
Vice President and General Counsel IK   Vice President P
Vice President, Legal F

William H. Keller, M.D.                 Ernst & Young
Medical Director I                      Independent Auditor IK

I Investors Heritage Life Insurance Company
K Kentucky Investors, Inc.
F Investors Heritage Financial Services Group, Inc.
P Investors Heritage Printing, Inc.



KENTUCKY INVESTORS, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1997 and 1996
ASSETS                                       1997           1996

     INVESTMENTS
          Securities available-for-sale,
           at fair value:
               Fixed maturities         $171,782,911   $147,584,051
               Equity securities           3,169,376      2,607,926
          Mortgage loans on real estate   13,734,791     13,881,835
          Policy loans                     6,976,601      6,894,715
          Other long-term investments        453,106        217,681
          Short-term investments           1,361,165      1,096,899
                                        ____________   ____________
               Total investments        $197,477,950   $172,283,107

     Cash and cash equivalents             2,939,453      2,684,509
     Accrued investment income             2,905,504      2,413,103
     Due and deferred premiums             4,014,177      4,080,483
     Deferred acquisition costs           27,225,643     27,921,174
     Property and equipment                1,748,579      1,990,856
     Goodwill                              1,966,843      2,070,108
     Other assets                          1,649,596      1,935,326
     Amounts recoverable from reinsurers  16,944,617      9,618,771
                                        ____________   ____________
                                        $256,872,362   $224,997,437
                                        ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

     LIABILITIES
          Policy liabilities:
               Benefit reserves         $189,398,071   $171,094,370
     Unearned premium reserves            14,460,410      9,282,242
               Policy claims               2,256,654      1,594,541
               Other policyholders' funds:
                    Dividend & endowment
                       accumulations       1,030,218      1,049,919
                    Reserves for dividends
                     & endowments & other    887,768        898,764
                                         ____________  ____________
                          Total policy
                           liabilities  $208,033,121   $183,919,836
          Federal income taxes             5,574,113      3,528,349
          Other liabilities                3,936,137      3,549,285
                                         ___________    ____________
                          Total
                           liabilities  $217,543,371   $190,997,470
                                         ___________    ___________

     MINORITY INTEREST IN SUBSIDIARY
                                        $ 11,242,171   $  9,842,194
                                         ____________   ___________

     STOCKHOLDERS' EQUITY
          Common stock                  $    836,895   $    820,475
          Paid-in surplus                  3,384,061      3,374,615
     Unrealized appreciation
               on available-for-sale
                securities                 4,043,101      1,510,225
          Retained earnings               19,822,763     18,452,458
                                        ____________   ____________
                          Total
                           stockholders'
                            equity      $ 28,086,820   $ 24,157,773
                                        ____________    ___________
                                        $256,872,362   $224,997,437
                                        ============   ============

See notes to consolidated financial statements.



KENTUCKY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 and 1995


                             1997            1996          1995
REVENUES
     Premiums and other
      considerations     $39,129,106    $ 36,354,025   $33,061,376
     Investment income,
      net of expenses     12,972,322      11,528,961    10,674,159
     Realized gain (loss)
      on investments, net    (33,794)       (488,126)       29,898
     Other income            639,248         566,804       239,178
                         ___________    ____________   ___________
          Total revenue  $52,706,882    $ 47,961,664   $44,004,611
                         ___________    ____________   ___________

BENEFITS AND EXPENSES
     Death and other
      benefits           $19,218,783    $ 19,134,559   $17,291,402
     Guaranteed annual
      endowments             835,220         867,200       890,056
     Dividends to
      policyholders          743,582         647,279       784,506
     Increase in benefit
      reserves and
      unearned premiums   16,112,923      12,587,751    11,157,960
     Acquisition costs
      deferred            (5,401,000)     (5,130,000)   (4,981,000)
     Amortization of
      deferred acquisition
       costs               5,485,574       5,894,528     6,085,957
     Commissions           4,702,676       4,382,830     4,177,725
     Other insurance
      expenses             8,165,730       7,935,471     7,784,249
                         ___________    ____________   ___________
          Total benefits
           and expenses  $49,863,488    $ 46,319,618   $43,190,855
                         ___________    ____________   ___________

Income from operations before
     Federal Income Tax
      and minority
      interest in net
      income of
      subsidiary         $ 2,843,394    $  1,642,046   $   813,756
                         ___________    ___________    ____________

     Provision for income taxes
          Current        $   497,000    $    437,000   $   687,000
          Deferred           264,000        (360,000)     (668,000)
                         ___________    ____________   ____________
                         $   761,000    $     77,000   $    19,000
                         ___________    ____________   ____________

income from operations before
     minority interest
     in net income
     of subsidiary       $ 2,082,394    $  1,565,046   $   794,756

MINORITY INTEREST IN NET INCOME
     OF SUBSIDIARY           559,842         418,427       239,824
                         ___________    ____________   ___________

Net Income               $ 1,522,552    $  1,146,619   $   554,932
                         ===========    ============   ===========


Earnings Per Share       $      1.84    $       1.41   $       .71
                         ===========    ============   ===========


See notes to consolidated financial statements.




KENTUCKY INVESTORS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 and 1995


                                   UNREALIZED
                                   APPRECIATION
                                   (DEPRECIATION) ON
               COMMON    PAID-IN   AVAILABLE-FOR-SALE       RETAINED
               STOCK     SURPLUS   SECURITIES               EARNINGS
               _________ _________ _________________        _________
BALANCE, JANUARY 1, 1995
               $779,895  $3,357,178     $(2,756,991)        $16,977,333

     Net Income                                                 554,932
     Cash Dividend                                             (332,079)
     Change in net unrealized
          appreciation (depreciation)     5,673,500
     Issuance of common
          stock, net
                 31,233      17,526                             339,013
               ________  __________     ___________         ___________

BALANCE, DECEMBER 31, 1995
               $811,128  $3,374,704     $ 2,916,509         $17,539,199

     Net Income                                               1,146,619
     Cash Dividend                                             (344,611)
     Change in net unrealized
          appreciation (depreciation)    (1,406,284)
     Issuance of common
          stock, net
                 9,347          (89)                            111,251
               ________  __________     ___________         ___________

BALANCE, DECEMBER 31, 1996
              $820,475   $3,374,615     $ 1,510,225         $18,452,458

     Net Income                                               1,522,552
     Cash Dividend                                             (349,285)
     Change in net unrealized
          appreciation (depreciation)     2,532,876
     Issuance of common
          stock, net
                16,420        9,446                             197,038
               ________  __________     ___________         ___________

BALANCE, DECEMBER 31, 1997
               $836,895  $3,384,061     $ 4,043,101         $19,822,763
               ========  = ========     ===========         ===========




See notes to consolidated financial statements.



KENTUCKY INVESTORS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 and 1995


                               1997                1996           1995
OPERATING ACTIVITIES
     Net Income          $   1,522,552       $   1,146,619    $   554,932
     Adjustments to
      reconcile net income
      to net cash provided
      by operating activities:
          Increase in Benefit
           Reserves         22,663,249          18,302,594      7,175,593
          Change in Claims Liability
                               662,113             (71,408)      (169,736)
          Change in Other Policyholder Funds
                               (30,697)           (151,680)    (1,135,436)
          Amortization of Deferred Acquisition Costs
                             5,485,574           5,894,528      6,085,957
          Policy Acquisition Costs Deferred
                            (5,401,000)         (5,130,000)    (4,981,000)
          Realized Loss (Gain) on Investments
                                33,794             488,126        (29,898)
          Increase in Accrued Investment Income
                              (492,401)           (273,267)        (6,075)
          Change in Other Assets and
               Other Liabilities
                               672,582             395,311         24,363
          Provision for Deferred Federal Income Taxes
                               264,000            (360,000)      (668,000)
          Federal Income Tax

                                  -0-             (250,438)          (612)
          Change in Due and Deferred Premiums
                               66,306              633,574       (348,413)
          Net Adjustment for Premium and
               Discount on Investments
                              206,299              256,456        112,387
          Depreciation and Other Amortization
                              394,116              336,406        358,920
          Change in Minority Interest and Other
                              468,090              321,608         (2,335)
          Change in Amounts Recoverable from Reinsurers
                           (7,325,846)          (5,954,989)     4,773,358
                          ____________         ____________   ____________

NET CASH PROVIDED BY OPERATING
    ACTIVITIES           $ 19,188,731         $ 15,583,440   $ 11,744,005
                         ____________         ____________   ____________

INVESTING ACTIVITIES
     Securities available-for-sale:
          Purchases      $(47,713,033)        $(46,706,125)  $(19,036,132)
          Sales and Maturities
                           28,565,612           32,427,878      8,946,675
     Securities held-to-maturity:
          Sales and Maturities   -0-                  -0-         204,084
     Other Investments:
          Cost of Acquisition
                           (2,912,452)          (2,478,676)    (2,290,555)
          Sales and Maturities
                            2,482,421            1,651,805      1,297,428
     Net Additions to Property and Equipment
                              (48,574)            (366,597)      (180,422)
                          ____________         ____________   ____________
NET CASH USED BY INVESTING
    ACTIVITIES           $(19,626,026)        $(15,471,715)  $(11,058,922)
                          ____________         ____________   ____________


FINANCING ACTIVITIES
     Receipts from universal life policies credited to
          policyholder account balances
                          $  6,074,832        $  4,949,560   $  3,352,687
     Return of policyholder account balances on
          universal life policies
                            (5,256,212)         (4,570,049)    (4,012,800)
     Issuances of Common Stock
                               222,904             120,509        387,772
     Dividends                (349,285)           (344,611)      (332,079)
                          ____________        ____________    ____________

NET CASH PROVIDED (USED) BY FINANCING
    ACTIVITIES            $    692,239         $   155,409   $   (604,420)
                          ____________         ___________   _____________

INCREASE IN CASH          $    254,944         $   267,134   $     80,663
     Cash and cash
      equivalents at
       beginning of year     2,684,509           2,417,375      2,336,712
                          ____________         ___________   ____________

CASH AND CASH EQUIVALENTS
 AT END OF YEAR           $  2,939,453         $ 2,684,509   $  2,417,375
                          ============         ===========   ============


See notes to consolidated financial statements.



KENTUCKY INVESTORS, INC.
SELECTED FINANCIAL DATA
KENTUCKY INVESTORS, INC. AND SUBSIDIARIES
(000's omitted except for Earnings and Cash Dividends Per Share)

                        1997      1996     1995      1994      1993

Total Revenue       $  52,707 $  47,962 $ 44,005  $ 46,656  $ 45,388
Total Benefits &
   Expenses            49,863    46,320   43,191    44,039    43,091
Net Income              1,523     1,147      555     1,523     1,193
Earnings Per Share       1.84      1.41      .71      1.97      1.55
Total Assets          256,872   224,997  208,045   191,367   198,230
Total Liabilities     217,543   190,997  173,288   164,902   168,984
Long Term Debt            -0-       -0-      -0-       -0-       -0-
Cash Dividends
 Per Share                .38       .38      .38       .37       .36


REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Kentucky Investors, Inc.


     We have audited the accompanying consolidated balance sheets of Kentucky Investors, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our  audits  in  accordance  with  generally  accepted
auditing  standards.   Those standards require that we plan and perform the
audit to obtain reasonable assurance  about  whether  the  financial statements
are  free  of  material  misstatement.    An  audit includes examining,  on  a
test  basis,  evidence  supporting  the  amounts  and disclosures  in  the
financial  statements.    An  audit  also includes assessing the accounting
principles used and significant estimates  made by  management,  as  well  as
evaluating the overall financial statement presentation.   We believe that our
audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kentucky Investors, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/
Ernst & Young LLP
Louisville, Kentucky
March 24, 1998



Investors Heritage Life Insurance Company

SELECTED FINANCIAL DATA
INVESTORS HERITAGE LIFE INSURANCE COMPANY AND SUBSIDIARY
(000's omitted except for Earnings and Cash Dividends Per Share)

                        1997      1996     1995      1994      1993

Premiums            $  39,129 $  36,354 $ 33,061  $ 36,444 $  34,966
Net Investment Income  13,083    11,654   10,815    10,011     9,748
Net Income              2,127     1,602      917     2,401     2,302
Earnings Per Share       2.36      1.78     1.02      2.66      2.54
Total Assets          258,654   227,140  210,490   194,262   201,197
Policy Reserves       203,858   180,377  161,695   155,179   154,387
Long Term Debt            -0-       -0-      -0-       -0-       -0-
Cash Dividends Per Share  .76       .76      .76       .74       .72


REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Investors Heritage Life Insurance Company


     We have audited the accompanying consolidated balance sheets of Investors Heritage Life Insurance Company and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Investors Heritage Life Insurance Company and subsidiary at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/
Ernst & Young LLP
Louisville, Kentucky
March 24, 1998



Investors Heritage Life Insurance Company
CONSOLIDATED  BALANCE SHEETS
DECEMBER 31, 1997 and 1996

ASSETS                                       1997         1996
     INVESTMENTS
          Securities available-for-sale, at fair value:
               Fixed maturities         $171,782,911   $147,584,051
               Equity securities           3,169,370      2,607,818
          Mortgage loans on real estate   13,734,791     13,881,835
          Policy loans                     6,976,601      6,894,715
          Other long-term investments        403,106        217,681
          Short-term investments           1,211,165        968,899
                                        ____________   ____________


                                        $197,277,944   $172,154,999
          Investments in affiliates        1,975,382      2,188,840
          Contractual obligations of affiliate
                                             538,794        646,554
                                        ____________   ____________

                         Total investments
                                        $199,792,120   $174,990,393

     Cash and cash equivalents             2,902,587      2,647,566
     Accrued investment income             2,904,861      2,412,713
     Due and deferred premiums             4,014,177      4,080,483
     Deferred acquisition costs           27,225,643     27,921,174
     Property and equipment                1,703,387      1,942,789
     Goodwill                              1,574,381      1,639,982
     Other assets                          1,592,539      1,885,757
     Amounts recoverable from reinsurers  16,944,617      9,618,771
                                        ____________   ____________

                                        $258,654,312   $227,139,628
                                        ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

     LIABILITIES
          Policy liabilities:
               Benefit reserves         $189,398,071   $171,094,370
               Unearned premium reserves  14,460,410      9,282,242
               Policy claims               2,256,654      1,594,541
               Other policyholders' funds:
                    Dividend & endowment
                     accumulations         1,030,218      1,049,919
                    Reserves for dividends
                     & endowments & other    887,768        898,764
                                        ____________   ____________


                         Total policy liabilities
                                        $208,033,121   $183,919,836
          Federal income taxes             4,043,087      2,068,998
          Other liabilities                3,874,424      3,478,766
                                        ____________   ____________

                         Total liabilities
                                        $215,950,632   $189,467,600
                                        ____________   ____________

     STOCKHOLDERS' EQUITY
          Common stock                  $  1,449,778   $  1,441,718
     Paid-in surplus                       3,776,625      3,776,625
          Unrealized appreciation
               on available-for-sale
                securities                 5,502,914      2,044,219
          Retained earnings               31,974,363     30,409,466
                                        ____________   ____________

                          Total stockholders'
                            equity      $ 42,703,680   $ 37,672,028
                                        ____________   ____________

                                        $258,654,312   $227,139,628
                                        ============   ============

See notes to consolidated financial statements.




Investors Heritage Life Insurance Company


CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 and 1995


                                1997            1996            1995
REVENUES
     Premiums and other
      considerations          $39,129,106    $36,354,025   $33,061,376
     Investment income,
      net of expenses          13,083,006     11,653,732    10,815,048
     Realized gain (loss)
      on investments, net         (19,346)      (489,685)       57,048
     Other income                 304,280        261,524       142,934
                              ___________    ___________    ___________
          Total revenue       $52,497,046    $47,779,596   $44,076,406
                              ___________    ___________    ___________

BENEFITS AND EXPENSES
     Death and other benefits $19,218,783    $19,134,559   $17,291,402
     Guaranteed annual endowments
                                  835,220        867,200       890,056
     Dividends to policyholders   743,582        647,279       784,506
     Increase in benefit reserves and
          unearned premiums    16,112,923     12,587,751    11,157,960
     Acquisition costs
      deferred                 (5,401,000)    (5,130,000)   (4,981,000)
     Amortization of deferred
      acquisition costs         5,485,574      5,894,528     6,085,957
     Commissions                4,702,676      4,382,830     4,177,725
     Other insurance expenses   8,096,713      7,839,875     7,785,215
                              ___________    ___________    ___________
          Total benefits and expenses
                              $49,794,471    $46,224,022   $43,191,821
                              ___________    ___________    ___________

Income from operations before
     Federal Income Tax       $ 2,702,575    $ 1,555,574   $   884,585
                              ___________    ___________    ___________

     Provision for income taxes
          Current             $   384,000    $   360,000   $   648,000
          Deferred                192,000       (406,000)     (680,000)
                              ___________    ___________    ___________
                              $   576,000    $   (46,000)  $    32,000)
                              ___________    ___________    ___________



Net Income                    $  2,126,575   $  1,601,574  $   916,585
                              ============   ============   ===========

Earnings Per Share            $       2.36   $       1.78  $      1.02
                              ============   ============   ===========



See notes to consolidated financial statements.


Investors Heritage Life Insurance Company

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 and 1995


                                    UNREALIZED
                                    APPRECIATION
                                   (DEPRECIATION) ON
                COMMON    PAID-IN   AVAILABLE-FOR-SALE  RETAINED
                STOCK     SURPLUS   SECURITIES          EARNINGS
                ________  ________  _________________   ___________

BALANCE, JANUARY 1, 1995
              $1,443,259  $3,776,360   $(3,735,908)     $29,284,730
  Net Income                                                916,585
  Cash Dividend                                            (685,219)
  Change in net unrealized
     appreciation (depreciation)         7,683,943
     Net cost of common stock
          sold (purchased)
                 (1,462)          67                        (22,369)
             __________   __________   ___________       __________


BALANCE, DECEMBER 31, 1995
             $1,441,797   $3,776,427   $ 3,948,035      $29,493,727

     Net Income                                           1,601,574
     Cash Dividend                                         (684,442)
     Change in net unrealized
          appreciation (depreciation)   (1,903,816)
     Net cost of common stock
          sold (purchased)
                    (79)         198                         (1,393)
             __________   __________   ___________       __________



BALANCE, DECEMBER 31, 1996
             $1,441,718   $3,776,625   $ 2,044,219      $30,409,466

     Net Income                                           2,126,575
     Cash Dividend                                         (684,580)
     Change in net unrealized
          appreciation (depreciation)    3,458,695
     Net cost of common stock
          sold (purchased)
                  8,060                                     122,902
             __________   __________   ___________      ___________

BALANCE, DECEMBER 31, 1997
             $1,449,778   $3,776,625   $ 5,502,914      $31,974,363
             ==========   ==========   ===========      ===========



See notes to consolidated financial statements.



Investors Heritage Life Insurance Company

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 and 1995


                                1997           1996             1995
OPERATING ACTIVITIES
     Net Income          $    2,126,575 $    1,601,574 $       916,585
     Adjustments to reconcile net income
      to net cash provided by operating activities:
          Increase in Benefit Reserves
                             22,663,249     18,302,594       7,175,593
          Change in Claims Liability
                                662,113        (71,408)       (169,736)
          Change in Other Policyholder Funds
                                (30,697)      (151,680)     (1,135,436)
          Amortization of Deferred Acquisition Costs
                              5,485,574      5,894,528       6,085,957
          Policy Acquisition Costs Deferred
                             (5,401,000)    (5,130,000)     (4,981,000)
          Realized Loss (Gain) on Investments
                                 19,346        489,685         (57,048)
          Increase in Accrued Investment Income
                               (492,148)      (273,380)         (6,114)
          Change in Other Assets and
             Other Liabilities  688,876        378,800             260
          Provision for Deferred Federal Income Taxes
                                192,000       (406,000)       (680,000)
          Federal Income Tax     (5,807)      (250,481)           (411)
          Change in Due and Deferred Premiums
                                 66,306        633,574        (348,413)
          Net Adjustment for Premium and
             Discount on Investments
                                206,299        256,456         112,387
          Depreciation and Other Amortization
                                348,513        313,192         313,464
          Change in Amounts Recoverable from Reinsurers
                             (7,325,846)    (5,954,989)      4,773,358
                           ____________   ____________    ____________

NET CASH PROVIDED BY OPERATING
     ACTIVITIES            $ 19,203,353   $ 15,632,465    $ 11,999,446
                           ____________   ____________    ____________

INVESTING ACTIVITIES
     Securities available-for-sale:
          Purchases        $(47,713,033)  $(46,706,125)   $(19,036,132)
          Sales and Maturities
                             28,565,612     32,427,878       8,946,675
     Securities held-to-maturity:
          Sales and Maturities      -0-            -0-         204,084
     Other Investments:
          Cost of Acquisition
                            (2,840,452)    (2,465,182)      (2,297,975)
          Sales and Maturities
                             2,818,049      2,054,548        1,770,165
     Net Additions to Property and Equipment
                               (43,510)      (366,596)        (149,910)
                           ____________   ____________    ____________

NET CASH USED BY INVESTING
     ACTIVITIES           $(19,213,334)  $(15,055,477)    $(10,563,093)
                          ____________   ____________     ____________

FINANCING ACTIVITIES
     Receipts from universal life policies credited to
          policyholder account balances
                         $   6,074,832   $  4,949,560     $  3,352,687
     Return of policyholder account balances
          on universal life policies
                            (5,256,212)    (4,570,049)      (4,012,800)
     Repurchase of Common Stock
                               130,962         (1,472)         (23,831)
     Dividends                (684,580)      (684,442)        (685,219)
                           ____________   ____________    ____________

NET CASH PROVIDED (USED) BY FINANCING
     ACTIVITIES          $     265,002   $   (306,403)    $  1,369,163)
                          ____________   ____________     ____________

INCREASE IN CASH         $     255,021   $    270,585     $     67,190

Cash and cash equivalents at beginning of year
                             2,647,566      2,376,981        2,309,791
                          ____________   ____________     ____________

CASH AND CASH EQUIVALENTS  AT

     END OF YEAR         $   2,902,587   $  2,647,566     $  2,376,981
                         =============   ============     ============

See notes to consolidated financial statements.



NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS

KENTUCKY INVESTORS, INC.

Investors Heritage Life Insurance Company

NOTE  A - Nature of Operations and Accounting Policies

Kentucky Investors, Inc. (Kentucky Investors) is the holding company of Investors Heritage Life Insurance Company (Investors Heritage), Investors Heritage Printing, Inc., a printing company and Investors Heritage Financial Services Group, Inc., an insurance marketing company. Ninety-nine percent of Kentucky Investors operations are generated by Investors Heritage.

Investors Heritage's operations involve the sale and administration of various insurance and annuity products, including, but not limited to, participating, non-participating, whole life, limited pay, universal life, annuity contracts, credit life, credit accident and health and group insurance policies. The principal markets for Investors Heritage products are in the Commonwealths of Kentucky and Virginia, and the states of North Carolina, South Carolina, Ohio, Indiana, Florida, Tennessee, Illinois, Georgia, West Virginia and Texas.

Basis of Presentation: The accompanying consolidated financial statements of Kentucky Investors, Inc. and subsidiaries and Investors Heritage Life Insurance Company and subsidiary have been prepared in accordance with generally accepted accounting principles (GAAP). Investors Heritage also submits financial statements to insurance regulatory authorities based on statutory accounting practices which differ from GAAP.

Principles of Consolidation: The consolidated financial statements include the majority-owned subsidiaries of Kentucky Investors which are Investors Heritage Printing, Inc., Investors Heritage and its subsidiary, Investors Underwriters, Inc., and Investors Heritage Financial Services Group, Inc. In 1994 Kentucky Investors formed Investors Heritage Financial Services Group, a wholly-owned marketing company which markets a variety of products for a number of companies as well as Investors Heritage's mortgage protection products to financial institutions. Intercompany transactions are eliminated in the Kentucky Investors consolidated financial statements. The accompanying Investors Heritage financial statements include intercompany transactions with Kentucky Investors and other affiliates which are not eliminated.

Investments:  In accordance with Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", Kentucky Investors and Investors Heritage classifies its fixed maturities and equity securities as available-for-sale or held-to-maturity. Under SFAS No. 115, securities classified as held-to-maturity are carried at amortized cost. Available-for-sale classified securities are carried at fair value with appreciation (depreciation) relating to temporary market value changes recorded as an adjustment to stockholders' equity.

During 1995 the Financial Accounting Standards Board (FASB) declared a one time "holiday" from SFAS No. 115 restrictions relating to the transfer of held-to-maturity classified securities to the available-for-sale classification. Specifically, FASB decided that companies would be allowed a one time reassessment of their classification of securities. Pursuant to the "holiday" Kentucky Investors and Investors Heritage reclassified its held-to-maturity securities to available-for-sale. This was completed effective November 30, 1995. On that date the amortized cost, related gross unrealized gain and related gross unrealized loss were $6,377,043, $251,188 and $46,733,
respectively.   During 1996 and 1997, all acquired fixed maturities and equity securities were classified as available-for-sale. Equity securities are carried at fair value.

Premiums and discounts on fixed maturity investments are amortized into income using the interest method. Anticipated prepayments on mortgage-backed securities are considered in the determination of the effective yield on such securities. If a difference arises between anticipated prepayments and actual prepayments, the carrying value of the investment is adjusted with a corresponding charge or credit to interest income.

Realized gains and losses on the sale of investments are determined based upon the specific identification method and include provisions for other-than-temporary impairments where appropriate.

Mortgage loans, policy loans and other long-term investments are carried at
unpaid balances.    Short term investments represent securities with maturity
dates within one year but exceeding three months. These securities are carried at amortized cost.

Cash equivalents include money market funds on deposit at various financial institutions with contractual maturity dates within three months at the time of purchase.

Deferred Acquisition Costs: Commissions and other acquisition costs which vary with and are primarily related to the production of new business are deferred and amortized over the life of the related policies (refer to Revenues and Expenses discussed later regarding amortization methods). Recoverability of deferred acquisition costs is evaluated annually by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If such current estimate is less than the existing balance, the difference is charged to expense.

Property and Equipment: Property and equipment is carried at cost less accumulated depreciation, using principally the straight-line method. Accumulated depreciation on property and equipment of Kentucky Investors was $3,498,084 and $3,270,717 at December 31, 1997 and 1996, respectively.
Accumulated depreciation on property and equipment of Investors Heritage was $3,407,860 and $3,188,432 at December 31, 1997 and 1996, respectively.

Goodwill: Goodwill for Investors Heritage is being amortized over forty years using the straight-line method. Accumulated amortization was $1,049,616 and $984,015 at December 31, 1997 and 1996, respectively.

Benefit Reserves and Policyholder Deposits: Reserves on traditional life and accident and health insurance products are calculated using the net level premium method based upon estimated future investment yields, mortality, withdrawals and other assumptions, including dividends on participating policies. The assumptions used for prior year issues are locked in. Current year issues are reserved for using updated assumptions determined by reviewing the Company's past experience and includes a provision for possible unfavorable deviation.

Benefit reserves and policyholder deposits on universal life and investment-type products are determined by using the retrospective deposit method and represent the policy account value before consideration of surrender charges. In addition, unearned revenues are included as a part of the benefit reserve.

The mortality assumptions for regular ordinary business are based on the 1955-60 Basic Table, Select and Ultimate, for plans issued prior to 1982, the 1965-70 Basic Table, Select and Ultimate, for plans issued in 1982 through 1984, the 1975-80 Basic Table, Select and Ultimate, for plans issued after 1984 and on the Company's experience for final expense plans.

Reinsurance: Kentucky Investors and Investors Heritage assume and cede reinsurance under various agreements providing greater diversification of business, allowing management to control exposure to potential losses arising from large risks, and providing additional capacity for growth. Amounts recoverable from reinsurers are estimated in a manner consistent with the related liabilities associated with the reinsured policies. In accordance with SFAS No. 113 reserves ceded to reinsurers of $15,998,475 and $8,915,237 at December 31, 1997 and 1996, respectively, are shown gross on the balance sheets of Kentucky Investors and Investors Heritage.

Unearned Premium Reserves: Credit life unearned premium reserves are calculated for level and reducing coverage using the monthly pro rata and Rule of 78's methods, respectively. Credit accident and health unearned premium reserves are determined based upon the Rule of 78's.

Policy Claims: Policy claims are based on known liabilities plus estimated future liabilities developed from trends of historical data applied to current exposure.

Other Policyholders' Funds: Other policyholders' funds consist primarily of dividends and endowments left on deposit at interest. Participating business approximates 11% of ordinary life insurance in force. Participating dividends are accrued as declared by the Board of Directors of Investors Heritage. The liability for future policy benefits for participating policies was determined based on the Net Level Premium Reserve Method, 3% interest, and the 1941 CSO Mortality and 1958 CSO Mortality tables. All guaranteed benefits were considered in calculating these reserves. The average assumed investment yields used in determining expected gross margins ranged from 3.56% to 9.17% (for the current and all future years an assumed investment yield of 6.80% was utilized). Unamortized acquisition costs associated with participating business are amortized in proportion to expected gross margins.

Federal Income Taxes: Kentucky Investors and Investors Heritage utilize the liability method in accordance with FASB Statement 109 "Accounting for Incomes Taxes" to account for income taxes. Under such method, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates.

Revenues and Expenses: Revenues on traditional life and accident and health insurance products consist of direct and assumed premiums reported as earned when due. Liabilities for future policy benefits, including unearned premium reserves on accident and health policies and unreleased profits on limited-pay life policies, are provided and acquisition costs are amortized by associating benefits and expenses with earned premiums to recognize related profits over the life of the contracts. Acquisition costs are amortized over the premium paying period using the net level premium method. Traditional life insurance products are treated as long duration contracts since they are ordinary whole life insurance products which generally remain in force for the lifetime of the insured. The accident and health insurance products are treated as long duration contracts because they are non-cancellable.

Revenues for universal life and investment-type products consist of investment income and policy charges for the cost of insurance and policy initiation and administrative fees. Expenses include interest credited to policy account balances, actual administrative expenses and benefit payments in excess of policy account balances.

Deferred policy acquisition costs related to universal life and investment-type products are amortized as a uniform percentage of each year's expected gross profits, over the life of the policies. Amortization is unlocked for significant changes in expected versus actual gross profits, including the effects of realized gains or losses.

Common Stock and Earnings per Share: The par value per share for Kentucky Investors is $1.00 with 1,225,000 shares authorized (shares issued at December 31, 1997: 836,895; 1996: 820,475; and 1995: 811,128). Earnings per share of common stock were computed based on the weighted average number of common shares outstanding during each year. The number of common shares used in this computation was 829,725 in 1997, 813,754 in 1996, and 783,820 in 1995. Cash
dividends per share were $.38 in 1997, 1996, and 1995.

The stated value of Investors Heritage common stock was $1,449,778, $1,441,718, and $1,441,797 at December 31, 1997, 1996 and 1995, respectively. 2,000,000 shares were authorized at December 31, 1997, 1996 and 1995 (shares issued at December 31, 1997: 905,611; 1996: 900,574; and 1995: 900,623). Earnings per
share of common stock were computed based on the weighted average number of common shares outstanding during each year: 902,739 in 1997, 900,508 in 1996 and 901,151 in 1995. Cash dividends per share were $.76 in 1997, 1996, and 1995.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE  B - Investments

Investors Heritage limits credit risk by emphasizing investment grade securities and by diversifying its investment portfolio among government and corporate bonds and mortgage loans. Investors Heritage manages its fixed income portfolio to diversify between and within industry sectors. Mortgage loans are issued at loan to value ratios not exceeding 80 percent. Approximately $9,405,000 of the loans outstanding at December 31, 1997 were to borrowers located in Kentucky. All loans are secured by a first mortgage on the property.

Investments in available-for-sale  securities are summarized as follows:

1997                            Gross          Gross
               Amortized      Unrealized     Unrealized     Fair
                  Cost          Gains          Losses       Value
               ____________   ____________   ___________    ____________
Available-for-sale securities:
U.S. Government Obligations
            $  22,472,841     $1,060,540     $       -0-    $  23,533,381
States and Political Subdivisions
                1,990,527         40,043             -0-        2,030,570
Corporate      90,409,024      4,396,915             515       94,805,424
Foreign        14,680,336        733,064             -0-       15,413,400
Mortgage-Backed
 Securities    35,127,387        910,684          37,935       36,000,136
               ____________   ____________   ___________    _____________
Total Fixed
 Maturity
 Securities  $164,680,115     $7,141,246     $    38,450     $171,782,911
Equity
 Securities       912,458      2,261,561           4,649        3,169,370
             ____________   ____________     ___________    _____________
Total        $165,592,573     $9,402,807     $    43,099     $174,952,281
             ============   ============     ===========    =============


1996                            Gross          Gross
               Amortized      Unrealized     Unrealized      Fair
                  Cost          Gains          Losses        Value
              ____________   ____________   ___________      ____________
Available-for-sale securities:
U.S. Government
 Obligations $ 20,134,443     $  782,131     $      -0-      $ 20,916,574
States and Political Subdivisions
                1,988,971         27,399         11,260         2,005,110
Corporate      81,835,543      1,669,954        518,419        82,987,078
Foreign         7,573,874        132,769         31,043         7,675,600
Mortgage-Backed Securities
               34,116,401        450,104        566,816        33,999,689
               ____________   ____________   ___________     ____________
Total Fixed Maturity Securities
             $145,649,232     $3,062,357     $1,127,538      $147,584,051
Equity Securities
                1,034,333      1,618,600         45,115         2,607,818
             ______________   ____________   ___________     ____________
Total        $146,683,565     $4,680,957     $1,172,653      $150,191,869
             ==============   ============   ===========     ============

In accordance with SFAS No. 115, net unrealized gains (losses) for investments classified as available-for-sale are shown, net of the effect on deferred income taxes and deferred policy acquisition costs assuming that the
appreciation (depreciation) had been realized.   A summary follows:

                                                 December 31
                                              1997         1996
                                        _____________________________
Net unrealized appreciation on
     available-for-sale securities       $  9,359,708   $ 3,508,304
     Adjustment to deferred acquisition
       costs                               (1,021,959)     (411,002)
     Deferred income taxes                 (2,834,835)   (1,053,083)
                                         ____________    ___________
Net unrealized appreciation on
     available-for-sale securities
       for Investors Heritage            $  5,502,914   $ 2,044,219
     Minority shareholders' interest       (1,459,813)     (533,994)
                                         ____________   ___________
Net unrealized appreciation on
     available-for-sale securities
      for Kentucky Investors             $  4,043,101   $ 1,510,225
                                         ============   ===========


The amortized cost and fair value of debt securities at December 31, 1997, by contractual maturity, are presented below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Available-for-Sale
                                             Amortized         Fair
                                                Cost          Value
                                          ____________________________

Due in one year or less                    $  4,972,744   $  5,015,147
Due after one year through five years        30,437,167     31,414,637
Due after five years through ten years       32,483,119     33,920,169
Due after ten years                          52,569,086     55,924,740
Due at multiple maturity dates               44,217,999     45,508,218
                                           ____________   ____________
Total                                      $164,680,115   $171,782,911
                                           ============   ============

Proceeds during 1997, 1996 and 1995 from sales and maturities of investments in available-for-sale securities were $28,565,510, $32,427,878 and $8,946,675 respectively. Gross gains of $360,679, $101,509 and $86,647 and gross losses of $392,895, $633,122 and $50,315 were realized on those sales during 1997, 1996 and 1995, respectively. Proceeds from sales and maturities of investments in held-to-maturity securities were $204,084 for 1995. Gross gains of $2,135 and gross losses of $7,964 were realized on those sales.

Presented below is investment information for Investors Heritage, including the accumulated and annual change in net unrealized investment gain or loss. Additionally, the table below shows the annual change in net unrealized investment gain (loss) and the amount of realized investment gain (loss) on debt and equity securities for the years ended December 31, 1997, 1996 and 1995:

                                      1997            1996           1995
Change in unrealized  investment gain (loss):
     Available-for-sale:
          Debt securities          $5,167,977     $(3,629,100)   $12,275,195
          Equity securities           683,427         318,943        501,508
     Held-to-maturity:
          Debt securities          $      -0-     $       -0-    $   466,504
Realized investment gain (loss):
     Available-for-sale:
          Debt securities          $  (47,341)    $  (449,194)   $    35,957
          Equity securities            15,125         (38,221)           375
     Held-to-maturity:
          Debt securities          $      -0-     $       -0-    $    (5,829)

In 1995 there were sales of $146,914 of held-to-maturity securities with a realized loss of $7,705. The Company sold these securities for statutory purposes since they were not valued by the NAIC Securities Valuation Office. Net realized gains of $1,876 resulted from prepayments and calls of held-to-maturity securities in 1995. As previously mentioned in Note A, the balance of held-to-maturity securities was transferred to available-for-sale on November 30, 1995.

Major categories of investment income for Investors Heritage are summarized as follows:

                                     1997            1996           1995

Fixed maturities                $11,329,773    $  9,865,087   $  9,084,878
Mortgage loans on real estate     1,212,102       1,222,649      1,124,147
Other                               975,897         927,817        961,604
                                ___________     ___________    ___________
                                $13,517,772    $ 12,015,553   $ 11,170,629

Investment expenses                 434,766         361,821        355,581
                                ___________     ___________    ___________
                                $13,083,006    $11,653,732     $10,815,048
                                ===========    ============    ===========

Investors Heritage is required to hold assets on deposit for the benefit of policyholders in accordance with statutory rules and regulations. At December 31, 1997 and 1996, these required deposits had book values of $23,696,655 and $23,180,262, respectively.

NOTE  C - Fair Values of Financial Instruments

The following disclosure of the estimated fair values of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgement was necessarily required to interpret market data to develop these estimates. Accordingly, the estimates are not necessarily indicative of the amounts which could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the fair value amounts. The following table relates solely to Investors Heritage. Carrying values and fair values for Kentucky Investors approximate those shown for Investors Heritage, except for the investments in and obligations of affiliates recognized by Investors Heritage which are eliminated for Kentucky Investors reporting.

                                             December 31
                                 1997                        1996
Investors Heritage      Carrying      Fair          Carrying      Fair
                        Value         Value         Value         Value
Assets:
     Fixed maturities   $171,782,911  $171,782,911  $147,584,051  $147,584,051
     Equity securities     3,169,370     3,169,370     2,607,818     2,607,818
     Mortgages on real estate:
        Commercial        12,939,239    13,929,217    13,224,490    14,281,466
        Residential          795,552       863,184       657,345       719,947
     Policy loans          6,976,601     6,976,601     6,894,715     6,894,715
     Other long-term
      investments            403,106       403,106       217,681       217,681
     Short-term
      investments          1,211,165     1,211,165       968,899       968,899
     Investments in
      affiliates           1,975,382     5,116,936     2,188,840     4,370,971
     Contractual obligations
        of affiliate         538,794       538,794       646,554       646,554
     Cash and cash
      equivalents          2,902,587     2,902,587     2,647,566     2,647,566
     Accrued investment
      income               2,904,861     2,904,861     2,412,713     2,412,713

Liabilities:
     Policyholder deposits
        (investment-type
          contracts)    $ 55,303,701  $ 49,947,246  $ 51,339,544  $ 46,075,179
     Policy claims         2,256,654     2,256,654     1,594,541     1,594,541

The following methods and assumptions were used in estimating the "fair value" disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash, cash equivalents, short-term investments, policy loans, accrued investment income, other long term investments and contractual obligations of affiliates: The carrying amounts reported for these financial instruments approximate their fair values.

Fixed maturity, equity securities, and investments in affiliates: The fair values for fixed maturity, equity securities (including redeemable preferred stocks) and investments in affiliates are based on quoted market prices.

Mortgage loans: The fair values for mortgage loans are estimated using discounted cash flow analyses, using the actual spot rate yield curve in effect at December 31.

Investment-type contracts: The fair values for the liabilities under investment-type insurance contracts are calculated as surrender values on these contracts.

Policy claims: The carrying amounts reported for policy claims approximate their fair value.


The fair values for insurance contracts other than investment contracts are not required to be disclosed under SFAS No. 107.

NOTE  D - Investment in Affiliates/Contractual Obligation of
Affiliate/Affiliate Transactions

Investors Heritage's investment in the common stock of its parent, Kentucky Investors, either directly or indirectly, was valued at December 31, 1997:
Cost: $1,975,382; Market: $5,116,936 and at December 31, 1996: Cost:
$2,188,840; Market: $4,370,971. Additionally, Investors Heritage holds notes receivable from Kentucky Investors with unpaid principal balances of $538,794 and $646,554 at December 31, 1997 and 1996, respectively, with variable interest rates and due dates ranging from 2000 to 2004. Kentucky Investors owns approximately 73% of Investors Heritage. Sales of Kentucky Investors common stock owned by Investors Heritage are reported by Kentucky Investors as stock issuances. The consideration received from such sales is recorded by Kentucky Investors as follows: an adjustment to common stock at par value of securities sold, an adjustment to retained earnings for the cost of securities sold in excess of par value, and an adjustment to paid in surplus for the difference in consideration received and cost of the securities paid by Investors Heritage.

Investors Heritage owns the home office real estate and leases the property to its parent, Kentucky Investors and its subsidiaries. Lease payments made by Kentucky Investors and its subsidiaries to Investors Heritage (and included in its statement of income) during 1997, 1996 and 1995 were $13,090, $13,395 and $12,882, respectively. The carrying value of the home office real estate at December 31, 1997 and 1996 was $1,130,844 and $1,360,040, respectively. The effects of the lease are eliminated in Kentucky Investors statement of income.

NOTE  E - Federal Income Tax


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

Investors Heritage                              1997            1996

     Deferred tax liabilities:
          Policy acquisition costs          $ 7,393,000      $7,547,000
          Net unrealized gain on
           available-for-sale securities      2,835,000       1,053,000
          Other                                 348,000         360,000
                                            ___________     ___________

               Total deferred tax
                liabilities                 $10,576,000      $8,960,000


     Deferred tax assets:
          Benefit reserves                  $ 6,116,000      $6,432,000
          Other                                 417,000         459,000
                                            ___________      __________
               Total deferred tax assets    $ 6,533,000      $6,891,000
                                            ___________      __________

               Net deferred tax liabilities of
                  Investors Heritage        $ 4,043,000      $2,069,000

Kentucky Investors

     Deferred tax liability:
          Undistributed earnings
           in subsidiary                      1,531,000       1,459,000
                                            ___________      __________
               Net deferred tax
                liabilities of
                  Kentucky Investors        $ 5,574,000      $3,528,000
                                            ===========      ==========

Federal income taxes in the consolidated balance sheets include deferred taxes. In 1997 and 1996, taxes recoverable of $91,000 and $337,000, respectively, is included in other assets in the consolidated balance sheets.

The reconciliation of income tax attributable to operations computed at the federal statutory tax rate to income tax expense is:

                                         1997     1996      1995

Statutory federal income tax rate       35.0 %    35.0 %    35.0 %
Graduated tax rate                      (1.0)%    (1.0)%    (1.0)%
Small life insurance company deduction (16.5)%   (37.9)%   (63.8)%
Dividend exclusion and tax-exempt income(1.0)%    (2.1)%    (5.0)%
Increase (decrease) in valuation          -      (16.2)%    27.6 %
Alternative minimum taxes                2.8 %     2.0 %      -
Purchase accounting differences.          .8 %      .5 %     2.3 %
Other, net                               1.2 %    16.8 %     1.3 %
                                       ______    ______    ______

     Effective income tax rate-
          Investors Heritage            21.3 %    (2.9)%    (3.6)%
Consolidating adjustments                5.5 %     7.6 %     5.9 %
                                       ______    ______    ______

     Effective income tax rate-

          Kentucky Investors            26.8 %     4.7%      2.3 %
                                       =======   ======     ======

At December 31, 1997 approximately $4,000,000 of the retained earnings of Investors Heritage represents earnings prior to 1984 which accumulated in an account known as policyholders' surplus, which was not subject to income taxation. In certain circumstances, including if distributions are made to stockholders in excess of approximately $27,000,000, Investors Heritage could be subject to additional federal income tax unrelated to its normal taxable income. No provision for such income tax has been provided for as management foresees no events which would result in such tax being incurred.

Kentucky Investors made income tax payments of $131,757, $65,693 and $34,750 in 1997, 1996 and 1995, respectively. Investors Heritage made income tax payments of $385,000, $620,000 and $445,614 in 1997, 1996 and 1995, respectively.

NOTE  F - Employee Benefit Plans

Kentucky Investors and Investors Heritage participate in a noncontributory retirement plan which covers substantially all employees. Benefits are based on years of service and the highest consecutive 60 months average earnings within the last 120 months of credited service. Benefits are funded based on actuarially-determined amounts.

The following tables provide additional details for Kentucky Investors on a consolidated basis. Because the amounts for the unconsolidated parent company and Investors Heritage Printing, Inc. are immaterial, they are not separately presented.

                                      1997           1996         1995
Components of pension expense:

     Service cost                 $  238,817     $  295,721   $  222,492
     Interest cost                   382,866        343,151      289,538
     Actual return on plan assets   (474,553)      (335,567)    (296,918)
     Net amortization and deferral   144,685         86,299       10,667
                                  __________     __________   __________
          Net periodic pension
            expense               $  291,815     $  389,604   $  225,779
                                  __________     __________   __________

Plan assets at fair value         $4,771,638     $4,057,709   $3,460,959
                                  __________     __________   __________

Actuarial present value of
 projected benefit obligation:
     Accumulated benefit
      obligations:
          Vested                  $4,489,521     $3,863,849   $3,356,652
          Nonvested                   56,259         49,321       45,880
                                  __________     __________   __________
                                  $4,545,780     $3,913,170   $3,402,532
     Provision for future
      salary increase              1,116,283      1,260,781    1,172,820
                                  __________     __________   __________
          Total projected
           benefit obligation     $5,662,063     $5,173,951   $4,575,352
                                  __________     __________   __________
Projected benefit obligation
 in excess of fair value
  of plan assets                  $  890,425     $1,116,242   $1,114,393
     Unrecognized net loss        (1,115,533)    (1,133,852)  (1,255,751)
     Unrecognized transition asset   136,574        170,717      204,861
     Unrecognized prior service
      credit                         231,676            -0-          -0-
                                  __________     __________    _________

Accrued Pension Cost              $  143,142     $  153,107   $   63,503
                                  ==========     ==========   ==========

Excess of plan assets over
 accumulated benefit obligations  $  225,858     $  144,539   $   58,427
                                  ==========     ==========   ==========

The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% for 1997 and 1996. The rate of increase in future compensation levels was 5% for 1997, 1996 and 1995. The expected long-term rate of return on plan assets was 9% in 1997, 1996 and 1995. Plan assets represent a deposit administration fund of Investors Heritage.

Kentucky Investors and Investors Heritage also sponsor a 401(k) defined contribution plan. Matching contributions to the plan expensed for 1997, 1996 and 1995 were $171,000, $156,000, and $150,000, respectively.

NOTE  G - Stockholders' Equity and Dividend Restrictions

Statutory restrictions limit the amount of dividends which may be paid by Investors Heritage. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lessor of (a) 10 percent of statutory stockholders' equity as of the preceding December 31, or (b) statutory net income for the preceding year. In addition, dividends are limited to the amount of unassigned surplus reported for statutory purposes, which was $9,458,601 at December 31, 1997.

NOTE  H - Statutory Accounting Practices

Investors Heritage's statutory-basis capital and surplus was $13,700,023 and $12,818,202 at December 31, 1997 and 1996; respectively. Statutory-basis net income was $1,294,586, $1,422,626, and $2,063,471 for the years ended December 31, 1997, 1996 and 1995, respectively.

Principle adjustments to statutory amounts to derive GAAP amounts include: a) costs of acquiring new policies are deferred and amortized; b) benefit reserves are calculated using more realistic investment, mortality and withdrawal assumptions; c) deferred income taxes are provided; d) value of business acquired and goodwill are established for acquired companies; and e) accounting for certain investments in debt securities.

Investors Heritage is domiciled in the Commonwealth of Kentucky and prepares its statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Kentucky Department of Insurance (the "Department"). "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC currently is in the process of recodifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, which is expected to be completed in 1998, will likely change, to some extent, prescribed statutory accounting practices, and may result in changes to the accounting practices that insurance enterprises use to prepare their statutory financial statements. It is not feasible to discuss the expected impact to the Company of the recodification of statutory accounting practices since no changes have been determined with any certainty.

During the Department's 1995 quadriennial examination of Investors Heritage, previously permitted admitted assets were required to be written-down over periods ranging from 3 to 7 years. During 1996, the Company accelerated the write-downs for all of the stipulated assets, except for the write-down associated with the home office real estate. The net reduction to capital and surplus for all write-downs recognized during 1996 was $2,966,919 (net of offsetting effect to AVR). In 1997, the home-office real estate, which represents the sole remaining asset not yet fully written-down to the prescribed value, was amortized in accordance with the Department's write-down schedule by $475,646. The remaining balance associated with the home office real estate to be written-down in future years is $951,292. These adjustments had no effect, other than requiring disclosure, on Kentucky Investors or Investors Heritage's financial statements prepared in accordance with generally accepted accounting principles.

NOTE  I - Segment and Reinsurance Data

Investors Heritage operates in four segments as shown in the following tables. All segments except Corporate include both individual and group insurance. Identifiable revenues, expenses and assets are assigned directly to the applicable segment. Net investment income and invested assets are generally allocated to the insurance and the corporate segments in proportion to policy liabilities and stockholders' equity, respectively. Certain assets, such as property and equipment, are assigned to the Corporate segment. Goodwill has been allocated to the insurance lines based upon the mix of business of companies acquired. Corporate segment results for the parent company, Investors Heritage Printing, Inc., and Investors Heritage Financial Services Group are immaterial, after elimination of intercompany amounts, and are not presented.

                                    1997         1996          1995
                                           (000's omitted)
Revenue:
     Life & Annuities           $  51,183    $  46,852    $   42,437
     Credit(Life & A&H)               131         (362)         (802)
     Accident & Health                 97          597         1,126
     Corporate                      1,086          693         1,315
                                _________    _________    __________
                                $  52,497    $  47,780    $   44,076
                                =========    =========    ==========

Pre-Tax Income from Operations:
     Life & Annuities           $   3,143    $   2,295    $    1,143
     Credit(Life & A&H)              (662)        (604)         (826)
     Accident & Health                (77)          25           108
     Corporate                        299         (160)          460
                                __________   __________   __________
                                $   2,703    $   1,556    $      885
                                ==========   ==========   ==========
Assets:
     Life & Annuities           $ 201,167    $ 179,728    $  163,834
     Credit(Life & A&H)            16,053       10,329         8,186
     Accident & Health              1,407          933         1,692
     Corporate                     40,027       36,150        36,778
                                _________    _________    __________
                                $ 258,654    $ 227,140    $  210,490
                                =========    =========    ==========

Amortization and Depreciation Expense:
     Life & Annuities           $   4,836    $   4,433    $    2,874
     Credit(Life & A&H)               475        1,227         2,672
     Accident & Health                240          300           605
     Corporate                        283          248           248
                                _________    _________    __________
                                $   5,834    $   6,208    $    6,399
                                =========    =========    ==========

Investors Heritage ceded 100% of the risks associated with its credit life and accident insurance written during 1997 and 1996 through coinsurance agreements with various companies. Investors Heritage administers the ceded credit life and accident insurance for an agreed-upon fee. During 1997 and 1996, Investors Heritage recognized $505,400 and $410,062, respectively, of fee income associated with these reinsurance arrangements. Ceded benefit and claim reserves associated with these reinsurance arrangements at December 31, 1997 and 1996 were $11,460,482 and $5,451,435, respectively. Additionally, Investors Heritage utilizes yearly renewable term reinsurance to cede life insurance coverage in excess of its retention limit which has been set at $100,000. Total premiums ceded amounted to $14,468,000, $9,978,000 and $1,135,000 in 1997, 1996
and 1995, respectively and commissions and expense allowances received were $8,657,000, $5,795,000 and $166,000 in 1997, 1996 and 1995, respectively.
Unearned premium reserves were reduced by $13,785,000 and $7,325,000 at December 31, 1997 and 1996, respectively, for credit-related reinsurance transactions. Benefit recoveries associated with Investors Heritage ceded reinsurance contracts were $1,956,000, $1,421,000 and $2,773,000 in 1997, 1996 and 1995, respectively. Investors Heritage remains contingently liable on all ceded insurance should any reinsurer be unable to meet their obligations. Assumed reinsurance premiums were $2,855,000, $3,734,000 and $4,348,000 in 1997, 1996 and 1995, respectively.

NOTE  J - Contingent Liabilities

Investors Heritage is named as a defendant in a number of legal actions arising primarily from claims made under insurance policies. Management and its legal counsel are of the opinion that the settlement of those actions will not have a material adverse effect on Investors Heritage's financial position or results of operations.

In most of the states in which Investors Heritage is licensed to do business, guaranty fund assessments may be taken as a credit against premium taxes over a five year period. These assessments, brought about by the insolvency of life and health insurers, are levied at the discretion of the various state guaranty fund associations to cover association obligations. There has been a significant increase in recent years of guaranty fund assessments. There is no reasonable way to determine if the assessments will increase or decrease in the future, but management is of the opinion that the effect would not be material on the financial position or results of operations of either Investors Heritage or Kentucky Investors because of the use of premium tax off-sets.


Stock Information

Stock Prices

OTC Bulletin Board MARKET QUOTATIONS

Investors Heritage
Life Insurance Company

1997 MARKET PRICE RANGE
     March       June Sept.     Dec.
     26 - 28     26 - 29        26 - 29   26 1/2 - 29

     1997 Annual Dividend Per Share - $.76

1996 MARKET PRICE RANGE
     March        June Sept.    Dec.
     26 - 27 1/2  26 - 28       26 - 28   26 - 28

     1996 Annual Dividend Per share - $.76



Kentucky Investors

1997 MARKET PRICE RANGE
     March               June Sept.          Dec.
     13 1/2  - 14 1/4    13 3/4 - 14 5/8     14 3/4 - 15 3/4     16-16 1/2

     1997 Annual Dividend Per Share - $.38

1996 MARKET PRICE RANGE
     March               June Sept.          Dec.
     12 7/8  - 13 3/4    13 - 13 3/4         13  - 13 5/8   13 - 13 3/4

     1996 Annual Dividend Per Share - $.38

The stock of both companies is quoted on the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions. The symbol for Investors Heritage Life is INLF and the symbol for Kentucky Investors is KINV.

The 1998 cash dividend to be paid to its stockholders by Investors Heritage Life on April 17, 1998 is $.76 per share, and the cash dividend to be paid on the same date to its shareholders by Kentucky Investors is $.38 per share.

ANNUAL MEETING

The 1998 meeting of shareholders of Investors Heritage Life Insurance Company is scheduled for 10 a.m. on Thursday, May 14, 1998, at the company auditorium, Second and Shelby Streets, Frankfort, Kentucky. The annual meeting of shareholders of Kentucky Investors, Inc., is scheduled for the same date and location at 11 a.m.

FORM 10-K

A copy of the Form 10-K Annual Report to the Securities and Exchange Commission for either Company can be obtained upon request to the Secretary of that company.

TRANSFER AGENT

Investors Heritage Life Insurance Company
Stock Transfer Department
P.O. Box 717
Frankfort, Kentucky 40602

(502) 223-2364 - EXT. 305